UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829226-10-9

1.	Names of Reporting Persons DAVID D. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,881,879

	9.	Sole Dispositive Power 10,057,393

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,881,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons FREDERICK G. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,881,879

	9.	Sole Dispositive Power 7,352,115

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,881,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons J. DUNCAN SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,881,879

	9.	Sole Dispositive Power 10,004,131

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,881,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons ROBERT E. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,881,879

	9.	Sole Dispositive Power 7,468,240

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,881,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

This Amendment No. 8 amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 1.           Security and Issuer.

No material change.

Item 2.           Identity and Background.

No material change.

Item 3.           Source and Amount of Funds of Other Consideration.

No material change.

Item 4.           Purpose of Transaction.

No material change.

Item 5.           Interest in Securities of the Issuer.

(a - b)          The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the group as of April 1, 2008.  Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock.  Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  By virtue of the Stockholders’ Agreement dated April 19, 2005, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the group is required to vote all of his Class A and Class B Common Stock in favor of the other members of the group to cause their election as directors.  Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members.  Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned			Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number		Percent (2)	Power (3)	Power (4)

David D. Smith	9,349,925	27.1%	10,057,393	(5)	16.0%	23.7%	3.2%
Frederick G. Smith	6,957,673	20.2%	7,352,115	(6)	12.3%	17.6%	2.2%
J. Duncan Smith	10,000,000	29.0%	10,004,131	(7)	15.9%	25.1%	3.3%
Robert E. Smith	7,430,855	21.6%	7,468,240	(8)	12.3%	18.7%	2.3%
Reporting Persons as a group (4 persons)	33,738,453	97.9%	34,881,879		40.2%	85.0%	37.1%

(1)           As of April 1, 2008, there were 34,453,859 shares of Class B Common Stock outstanding.

(2)           The first four rows of this column set forth the percentage of Class A Common Stock each reporting person would beneficially own if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not.  The last row in this column shows the percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.  As of April 1, 2008, there were 53,035,294 shares of Class A Common Stock outstanding.

(3)           Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions.  Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time.  This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)           The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not.  The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

(5)           Includes 9,349,925 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, 200,000 shares of SARs, with an exercise price of $15.78, exercisable within 60 days of April 1, 2008 and 350,000 shares of SARs, with an exercise price of $8.94, exercisable within 60 days of April 1, 2008.

(6)           Includes 6,957,673 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock.

(7)           Includes 10,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock.

(8)           Includes 7,430,855 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, and 10,000 shares of Class A Common Stock that Robert E. Smith may acquire upon exercise of options.  The shares of Class B Common Stock include 291,049 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee.  The shares of Class B Common Stock do not include 290,650 shares held in an irrevocable trust established by Robert E. Smith for the benefit of his children, of which he is not the trustee.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the filing of Amendment No. 7 to Schedule 13D.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

3/12/07	Purchase of Class A Common Stock (1)	35,000 at $9.25

3/12/07	Sale of Class A Common Stock (2)	35,000 at $15.53

3/15/07	Purchase of Class A Common Stock (1)	54,554 at $9.25

3/15/07	Sale of Class A Common Stock (2)	41,283 at $15.02

3/15/07	Sale of Class A Common Stock (2)	1,300 at $15.01

3/15/07	Sale of Class A Common Stock (2)	11,971 at $15.00

3/16/07	Purchase of Class A Common Stock (1)	10,446 at $9.25

3/16/07	Sale of Class A Common Stock (2)	500 at $15.17

3/16/07	Sale of Class A Common Stock (2)	200 at $15.16

3/16/07	Sale of Class A Common Stock (2)	200 at $15.15

3/16/07	Sale of Class A Common Stock (2)	300 at $15.03

3/16/07	Sale of Class A Common Stock (2)	1,500 at $15.02

3/16/07	Sale of Class A Common Stock (2)	1,200 at $15.01

3/16/07	Sale of Class A Common Stock (2)	6,546 at $15.00

3/19/07	Purchase of Class A Common Stock (1)	1,500 at $9.83

3/19/07	Sale of Class A Common Stock (2)	1,000 at $15.38

3/19/07	Sale of Class A Common Stock (2)	500 at $15.35

3/20/07	Purchase of Class A Common Stock (1)	6,200 at $9.83

3/20/07	Sale of Class A Common Stock (2)	2,900 at $15.10

3/20/07	Sale of Class A Common Stock (2)	300 at $15.11

3/20/07	Sale of Class A Common Stock (2)	1,000 at $15.15

3/20/07	Sale of Class A Common Stock (2)	1,000 at $15.16

3/20/07	Sale of Class A Common Stock (2)	500 at $15.17

3/20/07	Sale of Class A Common Stock (2)	400 at $15.19

3/20/07	Sale of Class A Common Stock (2)	100 at $15.20

3/21/07	Purchase of Class A Common Stock (1)	92,300 at $9.83

3/21/07	Sale of Class A Common Stock (2)	301 at $15.21

3/21/07	Sale of Class A Common Stock (2)	200 at $15.21

3/21/07	Sale of Class A Common Stock (2)	2,200 at $15.20

3/21/07	Sale of Class A Common Stock (2)	2,600 at $15.20

3/21/07	Sale of Class A Common Stock (2)	200 at $15.20

3/21/07	Sale of Class A Common Stock (2)	4,826 at $15.19

3/21/07	Sale of Class A Common Stock (2)	3,000 at $15.18

3/21/07	Sale of Class A Common Stock (2)	1,000 at $15.18

3/21/07	Sale of Class A Common Stock (2)	5,199 at $15.17

3/21/07	Sale of Class A Common Stock (2)	2,000 at $15.16

3/21/07	Sale of Class A Common Stock (2)	800 at $15.15

3/21/07	Sale of Class A Common Stock (2)	17,419 at $15.15

3/21/07	Sale of Class A Common Stock (2)	1,400 at $15.15

3/21/07	Sale of Class A Common Stock (2)	7,481 at $15.14

3/21/07	Sale of Class A Common Stock (2)	5,400 at $15.13

3/21/07	Sale of Class A Common Stock (2)	2,000 at $15.13

3/21/07	Sale of Class A Common Stock (2)	6,674 at $15.12

3/21/07	Sale of Class A Common Stock (2)	500 at $15.12

3/21/07	Sale of Class A Common Stock (2)	900 at $15.11

3/21/07	Sale of Class A Common Stock (2)	5,600 at $15.15

3/21/07	Sale of Class A Common Stock (2)	700 at $15.10

3/21/07	Sale of Class A Common Stock (2)	21,900 at $15.10

3/22/07	Purchase of Class A Common Stock (1)	2,100 at $12.30

3/22/07	Sale of Class A Common Stock (2)	2,100 at $15.30

3/23/07	Purchase of Class A Common Stock (1)	77,716 at $12.30

3/23/07	Sale of Class A Common Stock (2)	1,900 at $15.32

3/23/07	Sale of Class A Common Stock (2)	3,500 at $15.31

3/23/07	Sale of Class A Common Stock (2)	11,699 at $15.30

3/23/07	Sale of Class A Common Stock (2)	9,800 at $15.29

3/23/07	Sale of Class A Common Stock (2)	11,600 at $15.28

3/23/07	Sale of Class A Common Stock (2)	8,016 at $15.27

3/23/07	Sale of Class A Common Stock (2)	13,101 at $15.26

3/23/07	Sale of Class A Common Stock (2)	5,500 at $15.25

3/23/07	Sale of Class A Common Stock (2)	3,000 at $15.23

3/23/07	Sale of Class A Common Stock (2)	3,200 at $15.22

3/23/07	Sale of Class A Common Stock (2)	1,100 at $15.22

3/23/07	Sale of Class A Common Stock (2)	2,000 at $15.21

3/23/07	Sale of Class A Common Stock (2)	3,200 at $15.21

3/23/07	Sale of Class A Common Stock (2)	100 at $15.20

3/26/07	Purchase of Class A Common Stock (1)	120,184 at $12.30

3/26/07	Sale of Class A Common Stock (2)	2,000 at $15.25

3/26/07	Sale of Class A Common Stock (2)	800 at $15.26

3/26/07	Sale of Class A Common Stock (2)	2,100 at $15.27

3/26/07	Sale of Class A Common Stock (2)	1,100 at $15.28

3/26/07	Sale of Class A Common Stock (2)	4,288 at $15.29

3/26/07	Sale of Class A Common Stock (2)	24,084 at $15.30

3/26/07	Sale of Class A Common Stock (2)	19,512 at $15.31

3/26/07	Sale of Class A Common Stock (2)	20,869 at $15.32

3/26/07	Sale of Class A Common Stock (2)	10,931 at $15.33

3/26/07	Sale of Class A Common Stock (2)	10,100 at $15.34

3/26/07	Sale of Class A Common Stock (2)	2,600 at $15.35

3/26/07	Sale of Class A Common Stock (2)	19,400 at $15.36

3/26/07	Sale of Class A Common Stock (2)	1,400 at $15.37

3/26/07	Sale of Class A Common Stock (2)	1,000 at $15.39

4/02/07	Acquisition of stock appreciation right (3)	200,000

8/02/07	Acquisition of Class B Common Stock (4)	0.70 at $12.21

1/07/08	Purchase of Class A Common Stock (5)	1,853 at $7.76

1/07/08	Purchase of Class A Common Stock (5)	1,780 at $7.73

1/07/08	Purchase of Class A Common Stock (5)	800 at $7.79

1/07/08	Purchase of Class A Common Stock (5)	1,400 at $7.81

1/07/08	Purchase of Class A Common Stock (5)	300 at $7.82

1/07/08	Purchase of Class A Common Stock (5)	100 at $7.84

1/07/08	Purchase of Class A Common Stock (5)	3,100 at $7.85

1/07/08	Purchase of Class A Common Stock (5)	3,800 at $7.86

1/07/08	Purchase of Class A Common Stock (5)	400 at $7.87

1/07/08	Purchase of Class A Common Stock (5)	600 at $7.88

1/07/08	Purchase of Class A Common Stock (5)	2,800 at $7.89

1/07/08	Purchase of Class A Common Stock (5)	4,600 at $7.90

1/07/08	Purchase of Class A Common Stock (5)	4,427 at $7.91

1/07/08	Purchase of Class A Common Stock (5)	5,100 at $7.92

1/07/08	Purchase of Class A Common Stock (5)	1,700 at $7.93

1/07/08	Purchase of Class A Common Stock (5)	400 at $7.94

1/07/08	Purchase of Class A Common Stock (5)	19,573 at $7.95

1/07/08	Purchase of Class A Common Stock (5)	8,700 at $7.96

1/07/08	Purchase of Class A Common Stock (5)	3,100 at $7.97

1/07/08	Purchase of Class A Common Stock (5)	20,790 at $7.98

1/07/08	Purchase of Class A Common Stock (5)	100 at $7.99

1/07/08	Purchase of Class A Common Stock (5)	18,300 at $7.99

1/08/08	Purchase of Class A Common Stock (5)	1,400 at $7.90

1/08/08	Purchase of Class A Common Stock (5)	3,600 at $7.91

1/08/08	Purchase of Class A Common Stock (5)	1,100 at $7.92

1/08/08	Purchase of Class A Common Stock (5)	100 at $7.95

1/08/08	Purchase of Class A Common Stock (5)	4,700 at $7.96

1/08/08	Purchase of Class A Common Stock (5)	3,377 at $7.97

1/08/08	Purchase of Class A Common Stock (5)	1,200 at $7.98

1/08/08	Purchase of Class A Common Stock (5)	2,800 at $7.99

1/08/08	Purchase of Class A Common Stock (5)	1,000 at $7.93

4/01/08	Acquisition of stock appreciation right (6)	350,000

(1) These shares were purchased through the exercise of stock options.

(2) Open market or private sale of non-derivative or derivative security.

(3) Exercisable at a price equal in value to the difference between the stock appreciation right’s base value of $15.78 per stock appreciation right and the per share closing price of the Issuer’s Class A Common Stock on the date of exercise.

(4) Acquired as a result of a marital settlement when David D. Smith’s ex-spouse converted her shares of Class B Common Stock, received as a result of the marital settlement, to shares of Class A Common Stock.  The Issuer’s transfer agent refused to convert the fractional share, therefore David D. Smith reacquired the fractional share from his ex-spouse.

(5) Open market or private purchase of non-derivative or derivative security.

(6) Exercisable at a price equal in value to the difference between the stock appreciation right’s base value of $8.94 per stock appreciation right and the per share closing price of the Issuer’s Class A Common Stock on the date of exercise.

Transactions by Frederick G. Smith

3/06/07	Sale of Class A Common Stock (1)	544 at $14.56

3/06/07	Sale of Class A Common Stock (1)	8,454 at $14.57

3/06/07	Sale of Class A Common Stock (1)	1,002 at $14.58

3/06/07	Sale of Class A Common Stock (1)	4,471 at $14.59

3/06/07	Sale of Class A Common Stock (1)	7,529 at $14.60

3/06/07	Sale of Class B Common Stock (1)	23,784 at $14.50

3/06/07	Sale of Class B Common Stock (1)	6,265 at $14.51

3/06/07	Sale of Class B Common Stock (1)	1,000 at $14.52

3/06/07	Sale of Class B Common Stock (1)	2,051 at $14.53

3/06/07	Sale of Class B Common Stock (1)	3,000 at $14.54

3/06/07	Sale of Class B Common Stock (1)	2,179 at $14.55

3/06/07	Sale of Class B Common Stock (1)	3,669 at $14.56

3/06/07	Sale of Class B Common Stock (1)	200 at $14.57

3/06/07	Sale of Class B Common Stock (1)	7,852 at $14.58

3/09/07	Conversion of Class B Common Stock into Class A Common Stock (2)	342,146

3/13/07	Gift of Class A Common Stock (3)	500,000 at $14.96

3/16/07	Sale of Class A Common Stock (1)	900 at $15.34

3/16/07	Sale of Class A Common Stock (1)	9,100 at $15.32

3/16/07	Sale of Class A Common Stock (1)	2,300 at $15.35

3/16/07	Sale of Class A Common Stock (1)	100 at $15.37

3/16/07	Sale of Class A Common Stock (1)	7,600 at $15.25

3/16/07	Sale of Class A Common Stock (1)	400 at $15.27

3/16/07	Sale of Class A Common Stock (1)	700 at $15.28

3/16/07	Sale of Class A Common Stock (1)	20,900 at $15.26

3/28/07	Sale of Class B Common Stock (4)	186,500 at $15.55

3/28/07	Sale of Class B Common Stock (4)	2,500 at $15.60

3/29/07	Sale of Class B Common Stock (4)	4,578 at $15.55

3/29/07	Sale of Class B Common Stock (4)	10,603 at $15.59

3/29/07	Sale of Class B Common Stock (4)	3,580 at $15.59

3/29/07	Sale of Class B Common Stock (4)	1,200 at $15.60

3/29/07	Sale of Class B Common Stock (4)	3,900 at $15.60

3/29/07	Sale of Class B Common Stock (4)	5,000 at $15.60

3/29/07	Sale of Class B Common Stock (4)	1,000 at $15.61

3/29/07	Sale of Class B Common Stock (4)	3,100 at $15.61

3/29/07	Sale of Class B Common Stock (4)	3,500 at $15.62

3/29/07	Sale of Class B Common Stock (4)	5,378 at $15.63

3/29/07	Sale of Class B Common Stock (4)	5,000 at $15.64

3/30/07	Sale of Class B Common Stock (4)	30,099 at $15.50

3/30/07	Sale of Class B Common Stock (4)	200 at $15.51

3/30/07	Sale of Class B Common Stock (4)	200 at $15.51

3/30/07	Sale of Class B Common Stock (4)	9,400 at $15.51

3/30/07	Sale of Class B Common Stock (4)	6,200 at $15.52

3/30/07	Sale of Class B Common Stock (4)	300 at $15.53

3/30/07	Sale of Class B Common Stock (4)	7,800 at $15.53

3/30/07	Sale of Class B Common Stock (4)	200 at $15.53

3/30/07	Sale of Class B Common Stock (4)	5,756 at $15.54

3/30/07	Sale of Class B Common Stock (4)	300 at $15.54

3/30/07	Sale of Class B Common Stock (4)	300 at $15.55

3/30/07	Sale of Class B Common Stock (4)	7,126 at $15.55

3/30/07	Sale of Class B Common Stock (4)	2,809 at $15.56

3/30/07	Sale of Class B Common Stock (4)	200 at $15.56

3/30/07	Sale of Class B Common Stock (4)	6,200 at $15.57

3/30/07	Sale of Class B Common Stock (4)	800 at $15.58

3/30/07	Sale of Class B Common Stock (4)	300 at $15.62

3/30/07	Sale of Class B Common Stock (4)	500 at $15.62

3/30/07	Sale of Class B Common Stock (4)	3,000 at $15.67

3/30/07	Sale of Class B Common Stock (4)	100 at $15.68

3/30/07	Sale of Class B Common Stock (4)	900 at $15.68

3/30/07	Sale of Class B Common Stock (4)	3,100 at $15.69

3/30/07	Sale of Class B Common Stock (4)	300 at $15.71

3/30/07	Sale of Class B Common Stock (4)	300 at $15.71

3/30/07	Sale of Class B Common Stock (4)	4,000 at $15.71

3/30/07	Sale of Class B Common Stock (4)	500 at $15.72

3/30/07	Sale of Class B Common Stock (4)	400 at $15.73

3/30/07	Sale of Class B Common Stock (4)	500 at $15.73

3/30/07	Sale of Class B Common Stock (4)	9,800 at $15.74

3/30/07	Sale of Class B Common Stock (4)	100 at $15.76

4/02/07	Sale of Class B Common Stock (4)	1,600 at $15.53

4/02/07	Sale of Class B Common Stock (4)	2,000 at $15.54

4/02/07	Sale of Class B Common Stock (4)	9,700 at $15.55

4/02/07	Sale of Class B Common Stock (4)	8,029 at $15.56

4/02/07	Sale of Class B Common Stock (4)	400 at $15.56

4/02/07	Sale of Class B Common Stock (4)	7,900 at $15.57

4/02/07	Sale of Class B Common Stock (4)	300 at $15.58

4/02/07	Sale of Class B Common Stock (4)	300 at $15.58

4/02/07	Sale of Class B Common Stock (4)	300 at $15.58

4/02/07	Sale of Class B Common Stock (4)	10,867 at $15.58

4/02/07	Sale of Class B Common Stock (4)	300 at $15.58

4/02/07	Sale of Class B Common Stock (4)	300 at $15.59

4/02/07	Sale of Class B Common Stock (4)	12,633 at $15.59

4/02/07	Sale of Class B Common Stock (4)	300 at $15.59

4/02/07	Sale of Class B Common Stock (4)	8,600 at $15.60

4/02/07	Sale of Class B Common Stock (4)	100 at $15.61

4/09/07	Sale of Class A Common Stock (1)	800 at $16.43

4/09/07	Sale of Class A Common Stock (1)	194 at $16.45

4/09/07	Sale of Class A Common Stock (1)	2,506 at $16.42

4/09/07	Sale of Class A Common Stock (1)	800 at $16.44

4/09/07	Sale of Class A Common Stock (1)	800 at $16.41

4/09/07	Sale of Class A Common Stock (1)	1,100 at $16.40

4/10/07	Sale of Class A Common Stock (1)	2,100 at $16.40

4/10/07	Sale of Class A Common Stock (1)	200 at $16.41

4/10/07	Sale of Class A Common Stock (1)	100 at $16.43

1/08/08	Purchase of Class A Common Stock (5)	2,040 at $7.89

1/08/08	Purchase of Class A Common Stock (5)	7,400 at $7.90

1/08/08	Purchase of Class A Common Stock (5)	6,700 at $7.91

1/08/08	Purchase of Class A Common Stock (5)	8,300 at $7.92

1/08/08	Purchase of Class A Common Stock (5)	4,320 at $7.93

1/08/08	Purchase of Class A Common Stock (5)	7,180 at $7.94

1/08/08	Purchase of Class A Common Stock (5)	9,100 at $7.95

1/08/08	Purchase of Class A Common Stock (5)	2,400 at $7.96

1/08/08	Purchase of Class A Common Stock (5)	5,400 at $7.97

1/08/08	Purchase of Class A Common Stock (5)	11,000 at $7.98

1/08/08	Purchase of Class A Common Stock (5)	15,545 at $7.99

1/08/08	Purchase of Class A Common Stock (5)	19,304 at $8.00

(1) Open market or private sale of non-derivative or derivative security.

(2) These shares were converted pursuant to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(3) Bona fide gift.

(4) Shares held in a trust f/b/o family members.

(5) Open market or private purchase of non-derivative or derivative security.

Transactions by J. Duncan Smith

3/06/07	Sale of Class B Common Stock (1)	60,000 at $14.57

3/06/07	Sale of Class B Common Stock (1)	35,000 at $14.58

3/06/07	Sale of Class B Common Stock (1)	5,000 at $14.60

3/06/07	Sale of Class B Common Stock (1)	24,900 at $14.68

3/06/07	Sale of Class B Common Stock (1)	25,020 at $14.69

3/06/07	Sale of Class B Common Stock (1)	80 at $14.70

3/06/07	Sale of Class B Common Stock (1)	1,691 at $14.70

3/13/07	Sale of Class B Common Stock (1)	13,227 at $15.00

3/15/07	Sale of Class B Common Stock (1)	100,000 at $15.02

3/15/07	Sale of Class B Common Stock (1)	50,000 at $15.04

3/15/07	Sale of Class B Common Stock (1)	10,000 at $15.00

3/16/07	Sale of Class B Common Stock (1)	20,000 at $15.17

3/16/07	Sale of Class B Common Stock (1)	6,773 at $15.28

(1) Open market or private sale of non-derivative or derivative security.

Transactions by Robert E. Smith

5/10/07	Acquisition of Class A Common Stock (1)	5,000

(1) These shares were acquired pursuant to the Issuer’s 1996 Long Term Incentive Plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

(1)  Joint Filing Agreement.

(2)  Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 26, 2005).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated:   April 23, 2008

/S/ DAVID D. SMITH
David D. Smith

/S/ FREDERICK G. SMITH
Frederick G. Smith

/S/ J. DUNCAN SMITH
J. Duncan Smith

/S/ ROBERT E. SMITH
Robert E. Smith